Exhibit 4.20

Date: February 18, 2004

Bank HaPoalim Ltd.

Dear Sir / Madam,

re: Undertaking

Whereas: we have received and/or we are about to receive from you credit and other banking services and we have also signed and/or will sign undertakings and guarantees as collateral for debts and liabilities of other bodies to you:

And whereas: among our other liabilities to you we have signed a credit framework letter dated February 10, 2002, and also letters of undertaking signed March 11, 2003, and August 7, 2003 (hereafter: “the letters of undertaking”);

And whereas: we are applying to you with a request to amend the letters of undertaking as set out below;

Wherefore we hereby undertake to you that as long as we do not repay to you our debts and liabilities to you the following shall apply:

1.	Paragraph 2 (a) (2) of the letter of undertaking dated August 7, 2003, shall be cancelled and it shall be replaced by the following:

At every time whatsoever and as long as we have not repaid to you the aforesaid credit, we will maintain the following financial ratios, as shall appear in our financial statements for each quarter:

a.	Tangible net worth —

1. 2. 3. 4.	In the first quarter of 2004-- not less than a sum of $ 500,000 (five hundred thousand US dollars).
In the second quarter of 2004-- not less than a sum of $ 700,000 (seven hundred thousand US dollars).
In the third quarter of 2004-- not less than a sum of $ 1,000,000 (one million US dollars).
In the fourth quarter of 2004-- not less than a sum of $ 1,300,000 (one million and three hundred thousand US dollars).

2.	Paragraph 3 of the letter of undertaking of August 7, 2003, shall be amended so that the EBITDA for 2004 shall be as follows:

a. b. c. d.	The first quarter shall not be less than an amount of $ 800,000 (eight hundred thousand US dollars).
The second quarter shall not be less than a cumulative amount of $ 1,800,000 (one million and eight hundred thousand US dollars).
The third quarter shall not be less than a cumulative amount of $ 3,600,000 (three million and six hundred thousand US dollars).
The fourth quarter shall not be less than a cumulative amount of $ 6,000,000 (six million US dollars).

3.	Paragraph 3(c) of the letter of undertaking dated March 11, 2003, shall be cancelled.

4.	Paragraph 3(d) of the letter of undertaking dated August 7, 2003, shall be amended as follows:

"Our cash balance shall not be less, at the end of each quarter, than an amount of $ 6,000,000 (six million US dollars)."

5.	Paragraph e(2) of our letter concerning the credit framework dated February 2, 2002, shall be cancelled.

6.	Except for the aforesaid, there shall be no change whatsoever in the letters of undertaking.

Sincerely, —————————————— NUR Macroprinters Ltd.

Confirmation of lawyer

I the undersigned,    Doron Faibish   , Adv., being the legal adviser of the company NUR Macroprinters Ltd., hereby confirm that the authorized signatories of the company, Messrs.    David Amir and David Zeleman             signed the above document and I recognize their signature, and their signature binds the company.

—————————————— Advocate

We the undersigned agree to the aforesaid: —————————————— Bank HaPoalim Ltd.